UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

November 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Microscience Investments Limited (in liquidation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
3,636,801 shares (The Reporting Person is a party to a voting agreement with BioPharm L.L.C., whereby the Reporting Person has agreed to vote all shares of the Issuer’s common stock owned by it in the same manner and to the same extent as BioPharm L.L.C.)

	7.	Sole Dispositive Power 3,636,801 shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,801 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Emergent BioSolutions Inc.
	(b)	Address of Issuer’s Principal Executive Offices 300 Professional Drive Suite 250 Gaithersburg, Maryland 20879

Item 2.
	(a)	Name of Person Filing Microscience Investments Limited (in liquidation)
	(b)	Address of Principal Business Office or, if none, Residence c/o BDO Stoy Hayward LLP 8 Baker Street London W1U 3LL United Kingdom Fax: +44 (0)20 7935 3944
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 29089Q 10 5

Item 3.
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,636,801 shares
(b) Percent of class: 14.25%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Not applicable.
(ii)

Shared power to vote or to direct the vote

3,636,801 shares (The Reporting Person is a party to a voting agreement with BioPharm L.L.C., whereby the Reporting Person has agreed to vote all shares of the Issuer’s common stock owned by it in the same manner and to the same extent as BioPharm L.L.C.)

(iii) Sole power to dispose or to direct the disposition of 3,636,801 shares
(iv) Shared power to dispose or to direct the disposition of Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Microscience Investments Limited (in liquidation)

February 19, 2007
Date
/s/ Malcolm Cohen
Signature
Name:	Malcolm Cohen
Title:	Liquidator, acting as agent of the Reporting Person and without personal liability
Name/Title